Exhibit 99.3
Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity    James Hardie Industries N.V.

ARBN    097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Gregory J. Clark

Date of last notice	27 August 2002

Part 1 — Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	22 August 2003

No. of securities held prior to change	6,688 CUFS

Class	CUFS

Number acquired	5,602 CUFS of which 1,260 CUFS are subject to voluntary escrow until 22 August 2005.

Number disposed	Nil

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 5

Appendix 3Y
Change of Director's Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.52 per CUFS

No. of securities held after change	12,290 CUFS

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment under Supervisory Board Share Plan.

Part 2 — Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+    See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 6